Filed Pursuant to Rule 424(b)(3)

Registration No. 333-295698

PROSPECTUS

16,344,037 American Depositary Shares representing 65,376,148,000 Ordinary Shares

This prospectus relates to the resale, from time to time, by the selling shareholders identified in this prospectus under the section “Selling Shareholders,” (the “selling shareholders”) of Scinai Immunotherapeutics Ltd. (“Scinai,” “we,” “us”, “our” or the “Company”) of up to an aggregate of 16,344,037 American Depositary Shares (the “Offered ADSs”), each American Depositary Share (“ADS”) representing four hundred thousand (4,000) of our ordinary shares, no par value, consisting of (i) 180,000 ADSs issued pursuant to a securities purchase agreement (the “Purchase Agreement”), dated April 23, 2026, by and between the Company and the purchasers named on the signature page thereto, (ii) 15,444,999 ADSs issuable upon exercise of warrants (“Investor Warrants”) to purchase ADSs issued pursuant to the Purchase Agreement, (iii) 458,621 ADSs issuable upon exercise of warrants (“Inducement Warrants”) to purchase ADSs issued pursuant to a warrant inducement offer letter (the “Inducement Letter”) dated April 23, 2026, by and between the Company and a holder (the “Holder”) of the Company’s existing warrants named therein and (iv) 260,417 ADSs issuable upon exercise of warrants (the “Financial Advisor Warrants”, and together with the Investor Warrants and Inducement Warrants, the “Warrants”) to purchase ADSs issued pursuant to an engagement letter dated March 19, 2026 (the “Engagement Letter”), by between us and A.G.P./Alliance Global Partners (the “Financial Advisor”). The Warrants and the underlying ADSs issuable upon the exercise of the Warrants were offered and sold pursuant to the exemptions provided in Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder.

The selling shareholders will receive all of the proceeds from any sales of the ADSs offered hereby. We will not receive any of the proceeds, but we will incur expenses in connection with such offering. To the extent the Warrants are exercised for cash, if at all, we will receive the exercise price of the Warrants.

The selling shareholders and any of their pledgees, assignees and successors-in-interest, may sell the ADSs covered by this prospectus through public or private transactions at market prices prevailing at the time of sale, at negotiated prices or such other prices as the selling shareholders may determine. The timing and amount of any sale are within the sole discretion of the selling shareholders. Our registration of the ADSs covered by this prospectus does not mean that the selling shareholders will offer or sell any of the ADSs. For further information regarding the possible methods by which the shares may be distributed, see “Plan of Distribution.”

The ADSs are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “SCNI.” On May 18, 2026, the last reported sale price of the ADSs on Nasdaq was $0.56 per ADS.

Investing in these securities involves a high degree of risk. Please carefully consider the risks discussed in this prospectus under “Risk Factors” beginning on page 4 and the “Risk Factors” in “Item 1.A. Risk Factors” of our most recent Annual Report on Form 20-F incorporated by reference in this prospectus for a discussion of the factors you should consider carefully before deciding to purchase these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being offered by this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated May 19, 2026

i

ABOUT THIS PROSPECTUS

You should carefully read this prospectus and the accompanying prospectus supplement, if any, along with all of the information incorporated by reference herein, before making an investment decision.

This prospectus is part of the registration statement on Form F-3 that we filed with the Securities and Exchange Commission (the “SEC”) for the offering of the ADSs by the selling shareholders.

We have not authorized anyone to provide information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information contained in this prospectus or any document incorporated by reference in this prospectus, is accurate as of any date other than the date on the front cover of the applicable document. Neither the delivery of this prospectus, nor the sale of our securities means that information contained in this prospectus is correct after their respective dates. Our business, financial condition, results of operations and prospects may have changed since that date. It is important for you to read and consider all information contained in this prospectus, including the information incorporated by reference into this prospectus before making your investment decision.

Before purchasing any securities, you should carefully read both this prospectus, together with the additional information described under the headings, “Where You Can Find More Information” and “Incorporation of Information by Reference,” on pages 23 and 24 of this prospectus.

The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar,” “US$” or “$” refer to U.S. dollars, the lawful currency of the United States (“U.S.”). Our functional and presentation currency is the U.S. dollar. Foreign currency transactions in currencies other than the U.S. dollar are translated in this prospectus into U.S. dollars using exchange rates in effect at the date of the transactions.

Effective May 21, 2024, we effected a ratio change of the American Depositary Shares (ADSs) to our ordinary shares from the previous ratio of one (1) ADS representing four hundred (400) non-traded ordinary shares to a new ratio of one (1) ADS representing four thousand (4,000) ordinary shares. Each such ratio change had the same effect as a one-for-ten reverse ADS split. Unless otherwise indicated, ADSs and per ADS amounts in this prospectus have been retroactively adjusted to reflect the changes in ratio for all periods presented.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties, and covenants should not be relied on as accurately representing the current state of our affairs.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction where it is unlawful to make such offer or solicitation. The distribution of this prospectus and the offering of the securities in certain jurisdictions may be restricted by law. Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the U.S.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

Solely for convenience, the trademarks, service marks and trade names referred to or incorporated by reference in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. Nanobody is a trademark registered by ABLYNX N.V., a wholly owned subsidiary of Sanofi. The Company has no affiliation with and is not endorsed by Sanofi. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ii

MARKET AND INDUSTRY DATA

This prospectus includes or incorporates by reference estimates, projections and other information concerning our industry, our business, and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated by reference into this prospectus, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements, but these are not the only ways these statements are identified. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements. Readers are encouraged to consult the Company’s filings made on Form 6-K, which are periodically filed with or furnished to the SEC.

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read the “Risk Factors” section, including the “Item 3. Key Information - Risk Factors” in our Annual Report on Form 20-F for the year-ended December 31, 2025, in full.

●	our history of operating losses, our lack of current profitability and our ability to achieve and sustain profitability, including our ability to generate sufficient revenues from our CDMO activities to support our operations;

●	our need to obtain additional financing to fund our operations and development programs, the timing and availability of such financing, and the potential dilution to our existing shareholders or restrictions imposed by debt financing;

●	our ability to maintain compliance with the continued listing requirements of Nasdaq;

●	the success of our business strategy, including our ability to develop and grow our CDMO business while advancing our therapeutic development programs;

●	our ability to generate demand for our CDMO services, to attract and retain customers, to enter into and execute contracts on commercially acceptable terms, and to deliver such services in accordance with required quality standards and timelines;

●	risks associated with the integration, operation and scaling of our CDMO activities, including the integration of transferred or acquired operations;

●	our dependence on third parties and collaborators for the development, commercialization and marketing of our product candidates, and our ability to enter into and maintain such relationships;

●	our ability to discover, develop and commercialize current and future product candidates, which are at an early stage of development and do not generate revenue;

●	the timing, cost, design and success of clinical trials, including the risk that results from earlier studies may not be predictive of future results, and that trials may be delayed, suspended or terminated;

●	risks related to our NanoAbs technology and platform, including scientific, regulatory and manufacturing challenges;

●	our ability to maintain, protect and enforce our intellectual property rights, including our licensed rights from MPG and UMG, and to comply with the terms of such licenses;

●	competition in both our therapeutic development activities and our CDMO business;

●	our ability to successfully integrate and operate acquired or transferred activities, including the former Recipharm operations;

●	risks related to our operations in Israel, including geopolitical and security conditions; and

●	the risk of disruptions to our manufacturing facilities or operations, which could adversely affect our ability to develop product candidates or deliver CDMO services.

iii

PROSPECTUS SUMMARY

This summary description of our business and this offering may not contain all of the information that may be important to you before making a decision to invest in the ADSs. For a more complete understanding of our business and this offering, we encourage you to read this entire prospectus and the documents incorporated by reference herein and therein. In particular, you should read the following summary together with the more detailed information and consolidated financial statements and the notes thereto included elsewhere in, or incorporated by reference into, this prospectus. You should review carefully the risks and uncertainties described under the heading “Risk Factors” included elsewhere in, or incorporated by reference into, this prospectus.

Our Business

We are a biopharmaceutical company focused on the development of innovative immunology therapies. We are advancing a pipeline of therapeutic candidates licensed from the Max Planck Society and from PinCell S.r.l. We also own Scinai Biopharma Services Ltd., a contract development and manufacturing organization (CDMO), providing development and manufacturing services to biotechnology and pharmaceutical companies.

R&D Activities

Our R&D activities are centered around two pillars:

●	PC111 Program – In 2025, we entered into an option agreement, as amended on September 11, 2025 and February 28, 2026, to acquire Pincell S.r.l., an Italian biotechnology company and the owner of PC111, a fully human monoclonal antibody targeting pathways involved in keratinocyte cell death and inflammation, with potential applications in severe dermatological conditions.

●	NanoAbs Platform – We are developing a pipeline of novel therapeutics based on NanoAbs (VHH antibody fragments), which possess unique physicochemical properties and are suitable for advanced mono- and multi-specific antibody formats. Our NanoAbs activities are conducted in collaboration with the Max Planck Society (“MPG”), including the Max Planck Institute for Multidisciplinary Sciences (“MPI-MS”), and the University Medical Center Göttingen (“UMG”) in Germany.

We continue to evaluate and in-license or acquire additional therapeutic assets aligned with our focus areas. In addition, we are currently evaluating the development strategy for our IL-17 development program in light of scientific, technical and market considerations, including the evolving competitive landscape for IL-17-targeting therapies. As part of this process, we are assessing alternative approaches and prioritization of our R&D programs.

Under our license agreements with MPG and UMG, certain development milestones apply, including the submission of an Investigational New Drug (IND) application within specified timelines. We have requested extensions to the applicable IND submission deadlines in order to support modifications to our development strategy. There can be no assurance that such extensions will be granted or on what terms.

In addition, we are currently evaluating the development strategy for our IL-17 program in light of scientific, technical and market considerations, including the evolving competitive landscape for IL-17-targeting therapies. As part of this process, we are assessing alternative approaches and prioritization of our R&D programs.

CDMO Business

Our CDMO business provides integrated development and manufacturing services to small and emerging biotech companies, supporting clients from early-stage development through clinical-stage production. On February 17, 2026, we acquired (the “Recipharm Transaction”), 100% of the shares of Recipharm Israel Ltd. (subsequently renamed Scinai Biopharma Services Ltd.) (“Scinai Biopharma Services”), which operates a cGMP manufacturing site in Yavne, Israel, and entered into a long-term strategic commercial collaboration with Recipharm. The Yavne site provides early chemistry development and small-scale manufacturing of active pharmaceutical ingredients (APIs), expanding our capabilities beyond biologics to include small-molecule development.

Corporate Reorganization

On April 6, 2026, we announced the completion of a strategic corporate reorganization establishing a dedicated CDMO platform alongside a streamlined R&D organization, representing a structural transformation of our operating model, designed to enhance capital efficiency, improve operational focus and position each business to independently create and capture value. As part of a corporate reorganization designed to consolidate CDMO activities, we transferred all CDMO-related operations into Scinai Biopharma Services, establishing it as our dedicated CDMO subsidiary, operating as a fully integrated, privately held CDMO platform, wholly owned by us.

Following the reorganization, our CDMO platform is built on three complementary pillars that together create a scalable and differentiated development and manufacturing offering.

●	First, our Jerusalem site provides biologics development, analytical services and aseptic manufacturing capabilities.

●	Second, the acquisition of Recipharm Israel adds the Yavne site, expanding the platform into small-molecule development and API manufacturing, broadening the Company’s technical scope and enabling access to a wider range of customer programs.

●	Third, through our commercial collaboration with Recipharm, we have access to external manufacturing capabilities that function as an extension of its platform. This includes structured subcontracting arrangements and preferential access to Recipharm’s global network, enabling Scinai to support programs beyond its internal capacity.

Together, these three pillars create an integrated platform that supports customer programs from early-stage development through late-stage clinical and commercial manufacturing.

Following the transfer of CDMO-related assets and personnel, our parent company now operates with a significantly leaner R&D structure, enabling reduced overhead and improved cost discipline, focus on high-value development program and more efficient capital allocation aligned with defined priorities

Letter from Nasdaq

On March 12, 2026, we received a letter from Nasdaq dated March 12, 2026 regarding non-compliance with the requirement to maintain a minimum bid price of $1.00 per share. The letter indicates that, based on the closing bid price of the Company’s ADSs for the previous thirty consecutive business days, we do not meet this requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been given an initial compliance period of 180 calendar days, or until September 8, 2026, to regain compliance. If at any time during this period the closing bid price of the ADSs is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide written confirmation of compliance and the matter will be closed. We intend to monitor the closing bid price of the ADSs and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirement.

Corporate Information

Our legal and commercial name is Scinai Immunotherapeutics Ltd. (formerly known as BiondVax Pharmaceuticals Ltd.). We are a company limited by shares organized under the laws of Israel. We were incorporated in Israel in 2003 as a privately held company and started operating in 2005. In February 2007, we completed an initial public offering of our ordinary shares on the Tel Aviv Stock Exchange (TASE), and we voluntarily delisted from the TASE in January 2018. In May 2015, we completed an initial public offering of ADSs and ADSs warrants (which have since expired) on Nasdaq.

Our principal executive offices are located at Kiryat Hadassah, Building 1, Jerusalem BioPark, 2nd Floor, Jerusalem, Israel 9112001, and our telephone number is 972-8-930-2529. Our website address is http://www.scinai.com. The information on our website does not constitute a part of this prospectus. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware.

THE OFFERING

ADSs offered by the selling shareholders	Up to 16,344,037 ADSs, of which 16,164,037 are issuable upon the exercise of the Warrants

ADSs outstanding immediately after this offering (1)	20,123,829 ADSs representing 80,495,314,784 ordinary shares assuming the exercise in full of the Warrants.

The ADSs

Each ADS represents 4,000 of our Ordinary Shares. The ADSs will be delivered by The Bank of New York Mellon, as depositary (the “Depositary”).

The Depositary, as depositary, or its nominee, will be the holder of the Ordinary Shares underlying the ADSs and you will have rights as provided in the Deposit Agreement, dated as of April 17, 2019, among us, the Depositary and all owners and holders from time to time of ADSs issued thereunder (the “Deposit Agreement”), a form of which has been filed as Exhibit 1 to the Registration Statement on Form F-6 filed by the Depositary with the SEC on April 10, 2015.

Subject to the terms of the Deposit Agreement and in compliance with the relevant requirements set out in the prospectus, you may turn in the ADSs to the Depositary for cancellation and withdrawal of the Ordinary Shares underlying the ADSs. The Depositary will charge you fees for such cancellations pursuant to the Deposit Agreement.

You should carefully read the Deposit Agreement to better understand the terms of the ADSs.

Selling shareholders	All of the Offered ADSs are being offered by the selling shareholders named herein. See “Selling Shareholders” on page 8 of this prospectus for more information on the selling shareholders.

Use of proceeds	All of the ADSs offered by the selling shareholders pursuant to this prospectus will be sold by the selling shareholders. We will not receive any proceeds from such sales. However, to the extent the Warrants are exercised for cash, if at all, we will receive the exercise price of the Warrants. The exercise price of the Warrants may exceed the trading price of the ADSs. If the price of the ADSs is below the exercise price of the Warrants, we believe that holders of the Warrants will be unlikely to exercise their warrants, resulting in little to no cash proceeds to us. If all the Warrants were exercised, we would receive gross proceeds of approximately $5.7 million. See the section titled “Use of Proceeds” in this prospectus for more information.

Offering price	The Warrants have a per ADS exercise price ranging from $0.0001 (for pre-funded warrants) to $0.55. The ADSs offered by the selling shareholders under this prospectus may be offered and sold at prevailing market prices, negotiated prices or such other prices as the selling shareholders may determine. See the section titled “Plan of Distribution” in this prospectus for more information.

Plan of Distribution	The selling shareholders, and any of their pledgees, and successors-in-interest, may offer or sell the Offered ADSs from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling shareholders may also resell the Offered ADSs to or through underwriters, broker- dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. See “Plan of Distribution” beginning on page 18 of this prospectus for additional information on the methods of sale that may be used by the selling shareholders.

Listing	Our ADSs trade on Nasdaq under the symbol “SCNI”.

Risk factors	You should carefully read the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in our securities.

(1)	The number of ADSs to be outstanding immediately after the offering, as shown above, is based on 3,959,792 ADSs (representing 15,839,168,000 Ordinary Shares) issued and outstanding as of May 5, 2026.

As of December 31, 2025, we had issued and outstanding warrants to purchase an aggregate of 543,829 ADSs with the range of the expiration dates of these warrants being between the years 2027 and 2029, plus pre-funded warrants to purchase an aggregate of 284,949 ADSs at an exercise price of $0.001. As of such date, under the 2018 Israel Share Option Plan, we also had issued and outstanding options to purchase an aggregate of 127,607 ADSs with the range of expiration dates being between the years 2031 and 2035 and an aggregate of 291,798 restricted units, each for one RSUs for ADSs..

Except as otherwise indicated, all information in this prospectus, including the number of Ordinary Shares that will be outstanding after this offering, excludes such outstanding securities and assumes full exercise of the Warrants.

RISK FACTORS

An investment in our securities involves a high degree of risk. Our business, financial condition or results of operations could be adversely affected by any of these risks. You should carefully consider the risk factors discussed under the caption “Item 1.A: Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, and in any other filing we have made with the SEC, each of which are incorporated herein by reference, before making your investment decision. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of these risks actually occurs, our business, business prospects, financial condition or results of operations could be seriously harmed. This could cause the trading price of our ADSs to decline, resulting in a loss of all or part of your investment. Please also read carefully the section below entitled “Forward-Looking Statements.”

Risks Related to the Offering

Future sales of the ADSs, including any ADSs issuable upon the exercise of the Warrants, or the perception that future sales may occur, may cause the market price of the ADSs to decline, even if our business is doing well.

Sales by the ADS holders of a substantial number of ADSs in the public market could occur in the future. These sales, or the perception in the market that the holders of a large number of ADSs intend to sell shares, may cause the market price of the ADSs to decline. To the extent that holders of the Warrants or other existing warrants sell the ADSs issued upon the exercise of such warrants, the market price of the ADSs may decrease due to the additional selling pressure in the market. Moreover, the risk of dilution from issuances of ADSs underlying the Warrants may cause shareholders to sell their ADSs, which could cause a further decline in the market price.

You may experience future dilution as a result of future equity offerings.

To raise additional capital, we may in the future offer additional ADSs, Ordinary Shares or other securities convertible into or exchangeable for the ADSs or Ordinary Shares at prices that may not be the same as the price per ADS in this offering. We may sell ADSs, Ordinary Shares or other securities in any other offering at a price per ADS or per Ordinary Share, as appliable, that is less than the price per ADS paid by the investor in this offering, and investors purchasing ADSs, Ordinary Shares or other securities in the future could have rights superior to the rights of ADSs holders. The price per ADS or per share at which we sell additional ADSs, Ordinary Shares, as applicable, or securities convertible or exchangeable into ADSs or Ordinary Shares, in future transactions, may be higher or lower than the price per ADS paid by the investor in this offering.

THE APRIL 2026 PRIVATE PLACEMENT AND WARRANT EXERCISE TRANSACTION

April 2026 Private Placement

On April 23, 2026, we entered into the Purchase Agreement with certain accredited investors (the “Purchasers”) in connection with a private placement (the “Private Placement”) for the offer, issuance and sale of (i) 5,208,333 Offering ADSs (or unregistered pre-funded warrants (the “Pre-Funded Warrants”)), at a purchase price of $0.48 per ADS (or $0.4799 per Pre-Funded Warrant after reducing $0.0001 attributable to the exercise price of the Pre-Funded Warrants), (ii) unregistered warrants (the “Series A Warrants”) to acquire up to 5,208,333 ADSs in the aggregate, at an exercise price of $0.48 per ADS, exercisable immediately with a term of two years, and (iii) unregistered warrants (“Series B Warrants”) to acquire up to 5,208,333 ADSs in the aggregate, at an exercise price of $0.55 per ADS, exercisable immediately with a term of five years.

Under the terms of the Investor Warrants, a holder will not be entitled to exercise any portion of any such warrant, if, upon giving effect to such exercise, the aggregate number of ordinary shares or ordinary shares underling the ADSs beneficially owned by the holder (together with its affiliates, other persons acting or who could be deemed to be acting as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of ordinary shares or ordinary shares underling the ADSs would or could be aggregated with the holder’s or any of the holder’s affiliates for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) would exceed 4.99% (or, upon election by one of the selling shareholders prior to the issuance of any Warrants, 9.99%) of (i) the number of Ordinary Shares outstanding or (ii) our outstanding voting rights, in either case immediately after giving effect to the issuance of ADS upon exercise of the Warrants, as such percentage ownership is calculated in accordance with Section 13(d) of the Exchange Act and the applicable regulations of the SEC (“Beneficial Ownership Blocker”).

The Purchase Agreement contains customary representations, warranties and agreements by us, our indemnification obligations, other obligations of the parties and termination provisions.

The securities were issued to accredited investors in a private placement pursuant to Section 4(a)(2) and/or Regulation D promulgated under the Securities Act.

In connection with the Private Placement, we entered into a registration rights agreement with the Purchasers pursuant to which we agreed to prepare and file with the SEC the registration statement of which this prospectus forms a part to register for resale the securities sold in the Private Placement within fifteen (15) calendar days of April 23, 2026 and use commercially reasonable efforts to cause such registration to become effective within sixty (60) calendar days (or within ninety (90) calendar days in the event the SEC elects to review such registration statement).

April 2026 Warrant Exercise Transaction

On January 3, 2024, we issued and sold unregistered warrants to purchase up to 521,310 ADSs (the “January 2024 Warrants”) at an exercise price of $6.50 per ADS (reflecting a subsequent adjustment to the ADS/Ordinary Shares ratio). On April 23, 2026, we entered into the Inducement Letter with the Holder to immediately exercise the January 2024 Warrants held by it at a reduced exercise price of $0.48 (the “Warrant Exercise Transaction”) and we issued to the Holder the Inducement Warrants to purchase up to of 458,621 ADSs, subject to application of applicable Beneficial Ownership Blocker. The Inducement Warrant has an exercise price of $0.55 per share, is exercisable immediately, and will expire upon the five-year anniversary of the issuance date.

The Inducement Warrants and the ADSs underlying such warrants were issued in a private placement pursuant to Section 4(a)(2) of the Securities Act and will be unregistered.

As part of the compensation to the Financial Advisor in connection with the Private Placement and the Warrant Exercise Transaction, we issued to the Financial Advisor the Financial Advisor Warrants. The Financial Advisor Warrants have substantially the same terms as the Inducement Warrants described above, except that the Financial Advisor Warrants have an exercise price of $0.53 per share.

Subject to certain exceptions, for a period of thirty days (30) days following the effectiveness of the registration statement of which this prospectus forms a part, we agreed not to issue any ADSs, Ordinary Shares or Ordinary Share equivalents or file any registration statement or amendment or supplement thereto, other than filing the Registration Statement and a registration statement on Form S-8 in connection with any employee benefit plan. Also, until ninety (90) days following the Effective Date, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its subsidiaries of ADSs, Ordinary Shares or Ordinary Share equivalents (or a combination of units thereof) involving a defined “Variable Rate Transaction,” subject to certain exceptions.

The resale of the ADSs issuable upon exercise of the Financial Advisor Warrants are being registered in this registration statement.

USE OF PROCEEDS

All of the ADSs offered by the selling shareholders pursuant to this prospectus will be sold by the selling shareholders. We will not receive any of the proceeds from such sales. The selling shareholders will receive all of the proceeds from any sales of the ADSs offered hereby. However, we will incur expenses in connection with the registration of the ADSs offered hereby.

We will receive the exercise price upon any exercise of the Warrants, to the extent exercised on a cash basis. If all the Warrants were exercised, we would receive gross proceeds of approximately $5.7 million. However, the holders of the Warrants are not obligated to exercise the Warrants, and we cannot predict whether or when, if ever, the holders of the Warrants will choose to exercise the Warrants, in whole or in part. The exercise price of the Warrants may exceed the trading price of our ADSs. If the price of the ADSs is below their exercise price, we believe that holders of the Warrants will be unlikely to exercise their warrants, resulting in little to no cash proceeds to us. Accordingly, we currently intend to use the proceeds received upon such exercise, if any, for general corporate purposes and working capital.

MARKET FOR ORDINARY SHARES AND DIVIDEND POLICY

The Ordinary Shares are traded on Nasdaq Capital Market under the symbol “SCNI.” The last reported sale price of the ADSs on May 18, 2026 on Nasdaq was $0.56 per ADS.

We have never declared or paid any cash dividends on the ADSs, and we anticipate that, for the foreseeable future, we will retain any future earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends for at least the next several years.

The distribution of dividends may also be limited by the Israeli Companies Law, 5759-1999 (the “Companies Law”), which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. As of December 31, 2025, we did not have distributable earnings pursuant to the Companies Law. Dividend distributions may be determined by our board of directors, as our amended and restated articles of association do not provide that such distributions require shareholder approval.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2025 as follows:

●	on an actual basis;

●	on a pro forma basis, after giving effect to the (i) Recipharm Acquisition and (ii) Private Placement and the Warrant Exercise Transaction and the issuance of the Warrants, after deducting Financial Advisor fees and expenses payable by us; and

●	on a pro forma as adjusted basis to reflect the issuance by us of 16,344,037 ADSs offered pursuant to this prospectus, following an assumed exercise for cash of all of the Warrants for net proceeds of $5.7 million.

The following table should be read in conjunction with “Use of Proceeds,” our financial statements and related notes that are incorporated by reference into this prospectus and the other financial information included or incorporated by reference into this prospectus. Our historical results do not necessarily indicate our expected results for any future periods.

(In thousands, except share data)	Actual	Pro Forma	Pro Forma As Adjusted
Ordinary and Preferred Shares	5,627	5,627	5,627
Additional paid-in capital	130,062	$134,720	140,480
Accumulated deficit	(125,846)	(122,228)	(122,228)
Accumulated other comprehensive loss	(1,740)	(1,740)	(1,740)
Total shareholders’ equity	$8,103	$16,379	$22,139

As of December 31, 2025, we had issued and outstanding warrants to purchase an aggregate of 543,829 ADSs with the range of the expiration dates of these warrants being between the years 2027 and 2029, plus pre-funded warrants to purchase an aggregate of 284,949 ADSs at an exercise price of $0.001. As of such date, under the 2018 Israel Share Option Plan, we also had issued and outstanding options to purchase an aggregate of 127,607 ADSs with the range of expiration dates being between the years 2031 and 2035 and an aggregate of 291,798 restricted units, each for one RSUs for ADSs.

SELLING SHAREHOLDERS

Relationships with the Selling Shareholders

Except for ownership of the January 2024 Warrants and the investment in the registered direct offering and concurrent private placement of warrants consummated in September 2023, in the case of Armistice Capital, and the $2 million Investment Commitment Agreement with the Company dated August 20, 2024, in the case of RK Stone, as described in the documents incorporated by reference into this prospectus, the selling shareholders has not had any material relationship with us within the past three years.

Information About Selling Shareholders Offering

The ADSs being offered by the selling shareholders pursuant to this prospectus are those issuable to the selling shareholders upon exercise of the Warrants. For additional information regarding the issuance of the Warrants, see “The April 2026 Private Placement and Warrant Exercise Transaction” above. We are registering the resale of the ADSs in order to permit the selling shareholders to offer the ADSs for resale from time to time. To our knowledge, the selling shareholders have not had any material relationship with us or our affiliates within the past three years. Our knowledge is based on information provided by the selling shareholders in connection with the filing of this prospectus.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the ADSs by the selling shareholders. The second column lists the number of ADSs beneficially owned by the selling shareholder, based on its ownership of ADSs and Warrants, as of May 5, 2026, and assuming exercise of all of the Warrants held by the selling shareholders on that date, without regard to any limitations on exercises. The third column lists the maximum number of ADSs that may be sold or otherwise disposed of by the selling shareholders pursuant to the registration statement of which this prospectus forms a part. The selling shareholders may sell or otherwise dispose of some, all or none of their ADSs in this offering. Pursuant to the rules of the SEC, beneficial ownership includes any of the Ordinary Shares as to which a shareholder has sole or shared voting power or investment power, as well as any Ordinary Shares that the selling shareholders has the right to acquire within 60 days of May 5, 2026. The percentage of beneficial ownership for the selling shareholders after this offering is based on 3,959,792 ADSs outstanding as of May 5, 2026. The fourth column assumes the sale of all of the ADSs offered by the selling shareholders pursuant to this prospectus.

Under the terms of the Warrants, the selling shareholders may not exercise the Warrants to the extent such exercise would cause the selling shareholder, together with its affiliates and attribution parties, to beneficially own a number of ADSs which would exceed 4.99% (or, upon election by one of the selling shareholders prior to the issuance of any Warrants, 9.99%) of (i) the number of Ordinary Shares outstanding or (ii) our outstanding voting rights, in either case immediately after giving effect to the issuance of ADS upon exercise of the Warrants held by the selling shareholders. The number of ADSs in the second and third columns do not reflect these limitations. See “Plan of Distribution.”

Name of Selling Shareholder	ADSs Beneficially Owned Prior to the Offering(1)		Maximum Number of ADSs To Be Sold Pursuant to this Prospectus	Number of ADSs Beneficially Owned After the Offering(2)	Percentage of Outstanding ADSs after the Offering(2)
Armistice Capital, LLC(3)	12,958,622	(3)	12,958,622	-	-
Intracoastal Capital, LLC (4)	1,562,499	(4)	1,562,499	-	-
RK Stone Miami LLC(5)	2,045,925	(5)	1,562,499	483,426	8.33%
A.G.P./Alliance Global Partners(6)	260,417	(6)	260,417	-	-

*	Less than 1%.

(1)	Assumes that all Warrants held by the selling shareholders on May 5, 2026 are exercised. The number of ADSs listed do not take into account any limitations on exercise of the Warrants preventing the selling shareholders from exercising any portion of such warrants if such exercise would result in any selling shareholder owning greater than 4.99% (or, upon election by one of the selling shareholders prior to the issuance of any Warrants, 9.99%) of (i) the outstanding ADSs or (ii) the outstanding voting rights of our company following such exercise.

(2)	Assumes that (i) all of the ADSs covered by the registration statement of which this prospectus is a part are sold in this offering and (ii) the selling shareholders do not acquire additional ADSs after the date of this prospectus and prior to completion of this offering.

(3)	Consists of (i)4,166,667 ADSs issuable upon the exercise of Pre-Funded Warrants, (ii) 4,166,667 ADSs issuable upon the exercise of Series A Warrants, (iii) 4,166,667 ADSs issuable upon the exercise of Series B Warrants and (iv) 458,621 ADSs issuable upon exercise of the Inducement Warrants. The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The warrants are subject to a beneficial ownership limitation of 4.99%, which such limitation restricts the selling shareholder from exercising that portion of the warrants that would result in the selling shareholder and its affiliates owning, after exercise, a number of ADSSs in excess of the beneficial ownership limitation. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

(4)	Consists of (i) 180,000 ADSs, (ii) 340,833 ADSs issuable upon the exercise of Pre-Funded Warrants, (iii) 520,833 ADSs issuable upon the exercise of Series A Warrants and (iv) 520,833 ADSs issuable upon the exercise of Series B Warrants. Mitchell P. Kopin (“Mr. Kopin”) and Daniel B. Asher (“Mr. Asher”), each of whom are managers of Intracoastal Capital LLC (“Intracoastal”), have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the securities reported herein that are held by Intracoastal. The Warrants are subject to a beneficial ownership limitation of 4.99%%, which such limitation restricts the selling shareholder from exercising that portion of the warrants that would result in the selling shareholder and its affiliates owning, after exercise, a number of ADSs in excess of the beneficial ownership limitation. The address of Intracoastal is 245 Palm Trail, Delray Beach, FL 33483.

(5)

Consists of (i) 200,000 ADSs, (ii) 804,259 ADSs issuable upon the exercise of Pre-Funded Warrants, (iii) 520,833 ADSs issuable upon the exercise of Series A Warrants and (iv) 520,833 ADSs issuable upon the exercise of Series B Warrants. Mr. Daniel Stone has voting control and investment discretion over the securities reported herein that are held by RK Stone. As a result, Mr. Stone may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities reported herein that are held by RK Stone. The Warrants are subject to a beneficial ownership limitation of 9.99%, which such limitation restricts the selling shareholder from exercising that portion of the warrants that would result in the selling shareholder and its affiliates owning, after exercise, a number of ADSs in excess of the beneficial ownership limitation. The address of Daniel E Stone is 1200 Brickell Avenue, #1470 Miami, FL 33131.

(6)	Consists of 260,417 ADSs issuable upon exercise of the Financial Advisor Warrants. The securities are directly held by A.G.P./Alliance Global Partners. The address of A.G.P./Alliance Global Partners is 590 Madison Avenue, 28th Floor, New York, New York 10022.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our securities offered hereby. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Material U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership, and disposition of the Warrants and ADSs (collectively, the “Securities”) by U.S. Holders, as defined below. This summary addresses solely U.S. Holders who acquire the Securities pursuant to this offering and who hold the Securities as capital assets for tax purposes. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary does not address all U.S. federal income tax matters that may be relevant to a particular holder or all tax considerations that may be relevant with respect to an investment in the Securities.

This summary does not address tax considerations applicable to a holder of the Securities that may be subject to special tax rules including, without limitation, the following:

●	dealers or traders in securities, currencies, or notional principal contracts;

●	banks, insurance companies, and other financial institutions;

●	real estate investment trusts or regulated investment companies;

●	persons or corporations subject to an alternative minimum tax;

●	tax-exempt organizations;

●	traders that have elected mark-to-market accounting;

●	corporations that accumulate earnings to avoid U.S. tax;

●	pension plans;

●	investors that hold the Securities as part of a “straddle,” “hedge,” or “conversion transaction” with other investments;

●	persons that actually or constructively own 10 percent or more of our Ordinary Shares outstanding by vote or by value;

●	persons that are treated as partnerships or other pass-through entities for U.S. federal income purposes; and

●	U.S. Holders whose functional currency is not the U.S. dollar.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation, and does not include any discussion of state, local, or foreign tax consequences to a holder of the Securities. In addition, this summary does not include any discussion of the U.S. federal income tax consequences to any holder of Securities that is not a U.S. Holder.

You are urged to consult your own tax advisor regarding the foreign and U.S. federal, state, and local income and other tax consequences of an investment in the Securities, including the potential effects of any proposed legislation, if enacted.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of a Security that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (1) if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement that is classified as a partnership for U.S. federal tax purposes holds any Securities, the U.S. federal tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities or arrangements that are classified as partnerships for U.S. federal tax purposes and persons holding any Securities through such entities should consult their own tax advisors.

In general, and assuming that all obligations under the Deposit Agreement will be satisfied in accordance with the terms of the Deposit Agreement, if you hold ADSs, you will be treated as the holder of the underlying Ordinary Shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, gain or loss generally will not be recognized if you exchange ADSs for the underlying Ordinary Shares represented by those ADSs.

Distributions

If we make any distribution with respect to the Securities, subject to the discussion under “– Passive Foreign Investment Companies” below, the gross amount of any distribution actually or constructively received by a U.S. Holder (through the Depositary) with respect to a Security will generally be taxable to the U.S. Holder as foreign-source dividend income to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. The amount distributed will include the amount of any Israeli taxes withheld from such distribution, as described above under the caption “Material Tax Considerations-Israeli Tax Considerations.” A U.S. Holder will not be eligible for any dividends received deduction in respect of the dividends paid by us, which deduction is otherwise available to a corporate U.S. Holder in respect of dividends received from a domestic corporation. Distributions in excess of earnings and profits will be non-taxable to the U.S. Holder to the extent of the U.S. Holder’s adjusted tax basis in its Securities. Distributions in excess of such adjusted tax basis will generally be taxable to a U.S. Holder as capital gain from the sale or exchange of property as described below under “-Sale or Other Disposition of ADSs and Warrants.” If we do not report to a U.S. Holder the portion of a distribution that exceeds earnings and profits, then the distribution will generally be taxable as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Under the Code, certain qualified dividends received by non-corporate U.S. Holders will be subject to U.S. federal income tax at the preferential long-term capital gains of, currently, a maximum of 20%. This preferential income tax rate is applicable only to dividends paid by a “qualified foreign corporation” that is not a PFIC (as defined below under “– Passive Foreign Investment Companies,”) for the year in which the dividend is paid or for the preceding taxable year, and only with respect to the Securities held by a qualified U.S. Holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date) and certain other holding period requirements are met. If such holding period requirements are met, dividends we pay with respect to the Securities generally will be qualified dividend income. However, if we were a PFIC, dividends paid by us to individual U.S. Holders would not be eligible for the reduced income tax rate applicable to qualified dividends. As discussed below under “– Passive Foreign Investment Companies,” we do not anticipate being treated as a PFIC for this year; however, there can be no assurance that we will not be treated as a PFIC for our current taxable or future taxable years. You should consult your own tax advisor regarding the availability of this preferential tax rate under your particular circumstances.

The amount of any distribution paid in a currency other than U.S. dollars (a “foreign currency”), including the amount of any withholding tax thereon, will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s (or, in the case of ADSs, the depositary’s) receipt of the dividend, actively or constructively, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize a foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss and will not be eligible for the preferential rate applicable to qualified dividend income.

Subject to certain conditions and limitations, any Israeli taxes withheld on dividends may be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisors regarding the availability of a foreign tax credit in your particular situation.

Sale, Exchange, or Other Disposition of ADSs and Warrants

Subject to the discussion under “– Passive Foreign Investment Companies” below, a U.S. Holder that sells or otherwise disposes of its Securities will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. Holder’s adjusted basis in the Securities. Such gain or loss generally will be capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period of the Securities exceeds one year at the time of the sale or other disposition. Long-term capital gains realized by non-corporate U.S. Holders are generally subject to a preferential U.S. federal income tax rate. In general, gain or loss recognized by a U.S. Holder on the sale or other disposition of the Securities will be U.S. source gain or loss for purposes of the foreign tax credit limitation. However, if we are a PFIC, any such gain will be subject to the PFIC rules, as discussed below, rather than being taxed as a capital gain. As discussed below in “-Passive Foreign Investment Companies,” we do not anticipate being a PFIC for this year; however, there can be no assurance that we will not be treated as a PFIC for our current taxable year and future taxable years.

If a U.S. Holder receives foreign currency upon a sale or exchange of the Securities, gain or loss will be recognized in the manner described above under “– Distributions.” However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, the U.S. Holder generally should not be required to recognize any foreign currency gain or loss on such conversion.

As discussed above under the heading “Material Tax Considerations-Israeli Tax Considerations-Taxation of Shareholders,” a U.S. Holder who holds Securities through an Israeli broker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gains recognized on a sale or other disposition of the Securities. Any Israeli tax paid under circumstances in which an exemption from (or a refund of or a reduction in) such tax was available will not be creditable for U.S. federal income tax purposes. U.S. Holders are advised to consult their Israeli broker or intermediary regarding the procedures for obtaining an exemption or reduction.

Medicare Tax on Unearned Income

Non-corporate U.S. Holders whose income exceeds certain thresholds are required to pay an additional 3.8% tax on their net investment income, which includes dividends paid on the Securities and capital gains from the sale or other disposition of the Securities.

Passive Foreign Investment Companies

Although we do not anticipate being treated as a passive foreign investment company (“PFIC”) for this year, the treatment of the Company as a PFIC is based on the value and composition of our assets, and no assurance can be given that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or future taxable years. We will be considered a PFIC for any taxable year if:

●	at least 75% of our gross income for such taxable year is passive income; or

●	at least 50% of the value of our assets (based on an average of the fair market values of the assets determined at the end of each quarter during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For purposes of the above calculations, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received a proportionate share of the income of such other corporation directly. Passive income generally includes, among other things, dividends, interest, rents, royalties and certain capital gain, but generally excludes rents and royalties that are derived in the active conduct of a trade or business and which are received from a person other than a related person.

A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of the ADSs and Warrants, our PFIC status will also depend in large part on the market price of the Securities, which may fluctuate significantly.

If we are a PFIC for any year during which a U.S. Holder holds any Securities, we generally will be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds the Securities, unless we cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to the Securities that such U.S. Holder holds. For this purpose, a U.S. Holder that acquired an ADS through the exercise of a Warrant will be treated as holding such ADS for the period during which such Warrant was held. A U.S. Holder that makes such an election will be deemed to have sold the Securities it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale will be subject to the U.S. federal income tax treatment described below. After the deemed sale election, the Securities with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year for which we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” it receives and any gain it realizes from a sale or other disposition (including a pledge) of the Securities, unless it makes a “mark-to-market” election or a “qualified electing fund” election discussed below. Distributions that a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions it received during the shorter of the three preceding taxable years or its holding period for the Securities will be treated as an excess distribution. Under these special tax rules, if a U.S. Holder receives any excess distribution or realizes any gain from a sale or other disposition of the Securities:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Securities;

●	the amount of excess distribution or gain allocated to the current taxable year, and any taxable year before the first taxable year in which we were a PFIC, must be included in the U.S. Holder’s gross income (as ordinary income) for the tax year of the sale or disposition; and

●	the amount allocated to each other year will be subject to the highest marginal tax rate in effect with respect to such U.S. Holder for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to such amounts allocated to each other year.

The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any losses for such years. Additionally, any gains realized on the sale of the Securities cannot be treated as capital gains.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, to the extent any of our subsidiaries are also PFICs, such U.S. Holder will be deemed to own its proportionate share of any such subsidiaries that are PFICs, and such U.S. Holder may be subject to the rules described in the preceding two paragraphs with respect to the shares of such subsidiaries that are PFICs it will be deemed to own. As a result, a U.S. Holder may incur liability for any “excess distribution” described above if we receive a distribution from such subsidiaries that are PFICs or if we dispose of, or are deemed to dispose of, any shares in such subsidiaries that are PFICs. You should consult your own tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the general tax treatment for PFICs discussed above. If a U.S. Holder makes a mark-to-market election for the ADSs, such U.S. Holder will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such ADSs. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for the ADSs. A U.S. Holder’s basis in the ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs will apply to distributions by us, except the lower applicable tax rate for qualified dividend income will not apply. If we cease to be a PFIC when a U.S. Holder has a mark-to-market election in effect, gain or loss realized by such U.S. Holder on the sale of the ADSs will be a capital gain or loss and taxed in the manner described above under “– Sale, Exchange, or Other Disposition of ADSs and Warrants.”

The mark-to-market election is available only for “marketable stock,” which is a stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or another market, as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose meeting this requirement will be disregarded. The ADSs are listed on Nasdaq and, accordingly, provided the ADSs are regularly traded, the mark-to-market election will be available to a U.S. Holder of ADSs if we are a PFIC. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be marketable stock. If we are a PFIC for any year in which the U.S. Holder owns the ADSs but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by a U.S. Holder. Consequently, a U.S. Holder could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. You should consult your own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund” election to mitigate some of the adverse tax consequences of holding stock in a PFIC by including in income its share of the corporation’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual information return on IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualifying Electing Fund) containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file such annual information return could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax. You should consult your own tax advisors regarding the requirements of filing such information returns under these rules, taking into account the uncertainty as to whether we are currently treated as or may become a PFIC.

YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE IMPACT AND APPLICATION OF THE PFIC RULES ON YOUR INVESTMENT IN THE SECURITIES.

Backup Withholding and Information Reporting

Payments of dividends with respect to the Securities and the proceeds from the sale, retirement, or other disposition of the Securities made by a U.S. paying agent or other U.S. intermediary will generally be reported to the IRS and to the U.S. Holder as may be required under applicable U.S. Treasury regulations. We, or an agent, a broker, or any paying agent, as the case may be, may be required to withhold tax (backup withholding), currently at the rate of 24%, if a non-corporate U.S. Holder that is not otherwise exempt fails to provide an accurate taxpayer identification number and comply with other IRS requirements concerning information reporting. Certain U.S. Holders (including, among others, corporations and tax-exempt organizations) are not subject to backup withholding. Backup withholding is not an additional tax. Any amount of backup withholding withheld may be used as a credit against your U.S. federal income tax liability or may be refunded provided that the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

You should consult your own tax advisors regarding the backup withholding tax and information reporting rules.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in the Securities, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the Securities.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES IN LIGHT OF SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

Israeli Tax Considerations

General

The following is a brief summary of the material tax consequences under Israeli law concerning the purchase, ownership and disposition of American Depositary Shares, representing Ordinary Shares, Pre-funded Warrants and Warrants (collectively, the “Shares”) by persons who acquired the Shares in this offering.

This discussion does not purport to constitute a complete analysis of all potential tax consequences applicable to investors upon purchasing, owning or disposing of our Shares. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, financial institutions, certain financial companies, broker-dealers, investors that own, directly or indirectly, 10% or more of our outstanding voting rights, all of whom are subject to special tax regimes not covered under this discussion). To the extent that issues discussed herein are based on legislation that has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with retroactive effect. The discussion below is not intended, and should not be construed, as legal or professional tax advice and does not cover all possible tax considerations.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership, and disposition of the Shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2025 tax year. A corporation will generally be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Taxation of Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless an exemption is available or unless an applicable double tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. “Real Gain” is the excess of the total capital gain over Inflationary Surplus generally computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposition. Inflationary Surplus is not currently subject to tax in Israel.

In 2025, Real Gain accrued by individuals on the sale of the Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s Means Of Control) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%.”Means Of Control” generally include the right to vote, receive profits, nominate a director or other general manager or like the same, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (23% for corporations in 2025), and a marginal tax rate of up to 47% in 2025 for individuals (not including an Excess Tax as discussed below).

Notwithstanding the foregoing, capital gains generated from the sale of our Shares by a non-Israeli resident shareholder may be exempt from Israeli capital tax under the Israeli Income Tax Ordinance provided (among other conditions) that the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a 25% or more interest in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

In addition, the sale of the Shares may be exempt from Israeli capital gain tax under the provisions of an applicable double tax treaty. For example, the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Double Tax Treaty, exempts a U.S. resident (for purposes of the U.S.-Israel Double Tax Treaty) from Israeli capital gain tax in connection with the sale, exchange or other disposition of the Shares, provided (among other conditions) that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12-month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel; however, under the U.S.-Israel Double Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel Double Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israeli Tax Authority (“ITA”) may require shareholders who are not liable for Israeli capital gain tax on such sale to sign declarations in forms prescribed by the ITA, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the ITA may require the purchaser or any applicable payor of the shares to withhold tax at source).

Payers of consideration for the Ordinary Shares, including the purchaser, the Israeli stockbroker or the financial institution through which the Shares are held, are generally obligated, subject to certain exemptions, to withhold tax upon the sale of Shares at a rate of 25% of the consideration for individuals and corporations.

Upon the sale of traded securities, a detailed return, including a computation of the tax due, must be filed and an advance payment must be paid to the Israeli Tax Authority on January 31 and July 31 of every tax year in respect of sales of traded securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed, provided that (among other conditions) (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay Excess Tax (as further explained below). Capital gains are also reportable on annual income tax returns.

Dividends

Dividends distributed by a company to a shareholder who is an Israeli resident individual will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Substantial Shareholder, as defined above, at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will generally be exempt from Israeli income tax provided that the income from which such dividend is distributed, derived or accrued within Israel.

Dividends distributed by an Israeli resident company to a non-Israeli resident (either an individual or a corporation) are generally subject to Israeli withholding tax on the receipt of such dividends at the rate of 25% (30% if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period). These rates may be reduced under the provisions of an applicable double tax treaty. For example, under the U.S.-Israel Double Tax Treaty, the following withholding tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation that holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting share capital of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate under The Law for the Encouragement of Capital Investments, 1959, the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income including, but not limited to, income derived from dividends, interest and capital gains, exceeding a certain threshold (currently NIS 721,560 for years 2024 through 2027, which amount will be updated annually starting January 1, 2028, based on the change in the Israeli consumer price index) (the “Threshold Amount”). An additional 2% tax applies to “capital income” earned as of January 1, 2025 (including capital gains, dividends, and interest) exceeding the Threshold Amount.

Estate and Gift Tax

Israel does not currently impose estate or gift taxes if the Israeli Tax Authority is satisfied that the gift was made in good faith and on condition that the recipient of the gift is not a non-Israeli resident.

Foreign Exchange Regulations

Non-residents of Israel who hold our Shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated and may be restored at any time by administrative action.

PLAN OF DISTRIBUTION

The selling shareholders and any of their respective pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on Nasdaq or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. Selling shareholders may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and the subsequent resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	an over-the-counter distribution in accordance with the rules of Nasdaq;

●	through trading plans entered into by the selling shareholders pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

●	transactions other than on such exchanges or in the over-the-counter market;

●	directly to purchasers, including through a specific bidding, auction or other process or in privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the selling shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling shareholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed the Company that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the ADSs issuable upon exercise of Warrants covered by this prospectus. The Company has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market-making activities with respect to the Offered ADSs for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Offered ADSs by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF SECURITIES

The securities to be registered on this registration statement on Form F-3 of which this prospectus forms a part of up to an aggregate amount of 16,344,037 ADSs offered for resale by the selling shareholders consisting of (i) (A) 180,000 ADSs, (B) 5,028,33 ADSs issuable upon exercise of Pre-Funded Warrants at an exercise per ADS of $0.0001, (C) 5,208,333 ADSs issued upon exercise of Series A Warrants at an exercise price of $0.48 per ADS and (D) 5,208,333 ADSs issued upon exercise of Series B Warrants at an exercise price of $0.55, all pursuant to the Purchase Agreement, (ii) 458,621 ADSs issuable upon exercise of the Inducement Warrants at an exercise price of $0.55 per share pursuant to the Inducement Letter and (iii) 260,417 ADSs issuable upon exercise of the Financial Advisor Warrants at an exercise price of $0.53 per share pursuant to the Engagement Letter.

History of Share Capital

Since April 1, 2023, our issued share capital has changed as provided below.

From February 1, 2023 until August 23, 2023, we issued 1,662 ADSs to Prof. Matthias Dobbelstein as consideration for scientific advisory board services.

On June 12, 2023, we issued (i) 1,038 ADSs in aggregate upon the vesting of RSUs granted to non-executive directors as part of their service to the Company and (ii) 24,000 ADSs upon the vesting of RSUs granted to Mr. Amir Reichman, the Company’s CEO, in consideration for his service to the Company.

On July 31, 2023, we issued 15,852 ADSs to MPG and 1,148 ADSs to MBM Science Bridge GmbH pursuant to the License Agreement, dated June 4, 2023, by and among the Company, Max Planck Innovation GmbH and Georg-August-Universität Göttingen Stiftung Öffentlichen Rechts Universitätsmedizin Göttingen.

On September 19, 2023, we issued (i) in a registered direct offering 400,000 ADSs and pre-funded warrants to purchase up to 746,552 ADSs, at an exercise price of $0.001 per ADS, at a purchase price of $1.16 per ADS and $1.159 per pre-funded warrant, and (ii) in concurrent private placement unregistered warrants to purchase up to 1,146,552 ADSs. The warrants have an exercise price of $1.16 per ADS and are immediately exercisable upon issuance for a period of five and one-half years. The Company received a net sum of $1,151 after deduction of underwriter discount and issuance expenses of $165.

On December 29, 2023 in connection with the warrant inducement letters we issued 2,606,552 ADSs in the aggregate from the exercise of the Existing Warrants at an exercise price of $0.65 per ADS, and issued 5,213,104 new warrants with an exercise price of $0.65 per ADS, in addition to placement agent warrants to acquire 156,393 ADSs to our placement agent in such transaction or its designees, each with an exercise price of $0.8125.

From April 1, 2023 through April 30, 2026, we issued 134,408 ADSs upon the vesting of restricted share units held by our employees, officers, directors and service providers.

During the period beginning April 1, 2023 through April 30, 2026, we granted 313,674 RSUs and options to acquire 127,607 ADSs to our officers, directors and employees.

For additional information regarding the history of changes to our share capital since April 1, 2024, please see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Financing Activities” in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on April 1, 2026.

American Depositary Shares

The material terms and provisions of the ADSs and the ordinary shares represented thereby are described in Exhibit 2.3, Description of Securities, to our annual report on Form 20-F for the year ended December 31, 2025, which is incorporated by reference into this prospectus.

EXPENSES

The following are the estimated expenses of this offering payable by us with respect to the issuance and distribution of the securities covered by the registration statement of which this prospectus forms a part. With the exception of the SEC registration fee, all amounts are estimates and may change:

SEC registration fee	$1,805.69
Legal fees and expenses	10,000
Accountants’ fees and expenses	7,000
Miscellaneous	10,000
Total	$28,805.69

LEGAL MATTERS

Certain matters concerning this offering will be passed upon for us by Lucosky Brookman LLP, Woodbridge, New Jersey. The validity of the securities being offered by this prospectus will be passed upon for us by Goldfarb Gross Seligman & Co., Tel-Aviv, Israel.

EXPERTS

The consolidated financial statements of Scinai Immunotherapeutic Ltd. as of December 31, 2025 and 2024 and for each of the three year period ended December 31, 2025 incorporated by reference in this prospectus and in the registration statement have been so incorporated in reliance on the report of Ziv Haft, certified public accountants in Israel and a member of BDO, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The report on the consolidated financial statements contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 850 Library Avenue, Suite 204, Newark, Delaware.

We have been informed by our legal counsel in Israel, Goldfarb Gross Seligman & Co., that it may be difficult to initiate an action with respect to U.S. securities law in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

●	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

●	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

●	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court will not declare a foreign civil judgment enforceable if:

●	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

●	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

●	the judgment was obtained by fraud;

●	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

●	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

●	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

●	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act, with respect to the securities offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, omits certain non-material information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual and special reports and other information with the SEC (File Number 001-37353). These filings contain important information which does not appear in this prospectus. The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we file with the SEC. We are specifically incorporating by reference in this prospectus the documents listed below:

●	our Annual Report on Form 20-F for the fiscal year ended on December 31, 2025, filed with the SEC on April 1, 2026;

●	our reports on Form 6-K furnished to the SEC on April 27, 2026, May 8, 2026 and May 12, 2026; and

●	the description of our ordinary shares contained under the heading “Item 1. Description of Registrant’s Securities to be Registered” in our registration statement on Form 8-A, as filed with the SEC on April 20, 2015, including any subsequent amendment or any report filed for the purpose of updating such description.

Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference.

In addition, any reports on Form 6-K submitted to the SEC by the registrant pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part and all subsequent annual reports on Form 20-F filed after the effective date of this registration statement and prior to the termination of this offering and any reports on Form 6-K subsequently submitted to the SEC or portions thereof that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part, shall be considered to be incorporated into this prospectus by reference and shall be considered a part of this prospectus from the date of filing or submission of such documents.

Any statement contained herein or in any document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of the registration statement of which this prospectus forms a part to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of the registration statement of which this prospectus forms a part, except as so modified or superseded.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to Scinai Immunotherapeutics Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, Attn: Uri Ben Or, telephone number +972 8-930-2529. You may also obtain information about us by visiting our website at www.scinai.com. Information contained on our website is not part of this prospectus.

16,344,037 American Depositary Shares representing 65,376,148,000 Ordinary Shares

PROSPECTUS

May 19, 2026